                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*

                   IN-HOUSE REHAB CORPORATION
                         (Name of Issuer)

                    Common Stock, No Par Value
                  (Title of Class of Securities)

                           453224 10 7
                          (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453224 10 7                 13G

1  NAME OF REPORTING PERSON

   Robert J. Babine

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
   Not applicable                                             (b) ---

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

Number of Shares Beneficially Owned by Each Reporting Person With

5  SOLE VOTING POWER
   947,000

6  SHARED VOTING POWER
   13,000

7  SOLE DISPOSITIVE POWER
   947,000

8  SHARED DISPOSITIVE POWER
   13,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   960,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
   Not applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   7.2%

12 TYPE OF REPORTING PERSON*
   IN

*See Instruction before filling out.

Item 1.

     (a)  Name of Issuer:  In-House Rehab Corporation
     (b)  Address of Issuer's Principal Executive Offices:

               325 West Main Street, Suite 1400B
               Louisville, Kentucky 40202
Item 2.

     (a)  Name of Person Filing:  Robert J. Babine

     (b)  Address of Principal Business Office:

               325 West Main Street, Suite 1400B
               Louisville, Kentucky 40202

     (c)  Citizenship:  USA
     (d)  Title of Class of Securities:  Common Stock, No Par Value
     (e)  CUSIP No.:  453224 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:
         Not applicable.

Item 4.  Ownership.

    (a)  Amount Beneficially Owned:  960,000
    (b)  Percent of Class:  7.2%
    (c)  Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:     947,000<FN1>
         (ii) shared power to vote or to direct the vote:    13,000<FN2>
        (iii) sole power to dispose or to direct the
              disposition of:                               947,000<FN1>
        (iv)  shared power to dispose or to direct the
              disposition of:                                13,000<FN2>
__________________

<FN1>
Represents 947,000 shares held directly by Mr. Babine.
<FN2>
Represents 13,000 shares held by a child of Mr. Babine who shares his home.

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 1998           By:/s/ Robert J. Babine
                                     Robert J. Babine